

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2018

Laura J. Schumacher
Executive V.P., External Affairs, General Counsel and Corporate Secretary
AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064-6400

>   **Re: AbbVie Inc.**
>   **Schedule TO-I**
>   **Filed May 1, 2018**
>   **File No. 005-87819**

Dear Ms. Schumacher:

We have limited our review of the above-captioned filing to those issues we have addressed in our comments. In some of our comments, we may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any additional information provided in response to these comments, we may have additional comments.

Schedule TO-I

Item 10. Financial Statements, page 5

1.   Please provide us with a legal analysis in support of the stated view that the financial statement disclosure requirement is inapplicable given that the elements of Instruction 2 to Item 10 of Schedule TO have not been satisfied due to the "available cash" condition.

Exhibit 99.(A)(1)(i) | Offer to Purchase for Cash

What will be the form of payment of the Purchase Price?, page 1

2.   Advise us, with a view toward revised disclosure, why payment of cash consideration four or five days after offer expiration would still be considered "prompt" within the meaning of the term as used within Rule 13e-4(f)(5) and Rule 14e-1(b). Refer also to Exchange Act Release 43069 (July 24, 2000)(expressing a view that payment no later than the third business day after the completion date of the transaction is prompt).

Section 7. Conditions of the Offer, page 26

3.   The Offeror represents at page 28 that any determination or judgment by the Offeror concerning the events outlined in the conditions will be "final and binding." Please revise to remove the implication that security holders may not challenge these determinations or judgments in a court of competent jurisdiction, and make conforming changes throughout the Offer to Purchase if and to the extent necessary.

Section 9. Source and Amount of Funds, page 29

4.   We noticed that the cash consideration in the offer may be sourced from "new financing." Please provide the information required by Item 1007(d) with respect to the prospective new indebtedness, or advise us of the legal basis upon which the Offeror relied to ostensibly exclude this information from the Offers to Purchase.

Section 10. Certain Information Concerning Us, page 29 | Incorporation by Reference, page 30

5.   The disclosure in this section incorporates a Form 10-K that includes financial statements. Given the representation made in response to Item 10 of Schedule TO that the requirement to disclose financial information was inapplicable, please confirm for us that the Form 10-K information has been voluntarily included by the Offeror or advise.

Section 16. Miscellaneous, page 42

6.   We note the representation that tenders will not be accepted from holders in a jurisdiction in which it is determined that the Offeror cannot comply with applicable law. Rule 13e-4(f)(8)(i), however, does not exempt from its application offerees in such a jurisdiction. Please reconcile the disclosure that implies security holders from such a jurisdiction would be ineligible to participate in tender offer with the requirement of the cited rule provision that the offer be open to all members of the subject class of equity.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please contact me at (202) 551-3266 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions

 cc: David K. Lam, Esq.
         Wachtell, Lipton, Rosen & Katz